CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
50 Rockefeller Plaza
New York, New York 10020
October 20, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness Corporate Property Associates 14 Incorporated and CPA:14 Holdings Inc. Registration Statement on Form S-4, File No. 333-136031 (the “Registration Statement”)
Ladies and Gentlemen:
      In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Corporate Property Associates 14 Incorporated and CPA:14 Holdings Inc. (collectively, the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:00 p.m. Eastern Daylight Time, on 24th day of October, 2006, or as soon thereafter as practicable.
      The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

By:	/s/	Susan C. Hyde

	Name:	Susan C. Hyde
	Title:	Corporate Secretary

CPA:14 HOLDINGS INC.

By:	/s/	Susan C. Hyde

	Name:	Susan C. Hyde
	Title:	Corporate Secretary